Exhibit 99.10

IMPERIAL TOBACCO ANNOUNCES NON-EXECUTIVE DIRECTOR APPOINTMENT

Imperial Tobacco Group PLC is pleased to announce, with immediate effect, the appointment of Colin Day as a Non-Executive Director of the Company.

The appointment forms part of an ongoing review of Board membership to ensure that an appropriate level of independent Non-Executive Directors is maintained, through orderly succession and without compromising the effectiveness of the Board and its committees.

Mr Day, 50, is Group Finance Director of Reckitt Benckiser plc, having been appointed to its Board in September 2000.  Prior to joining Reckitt Benckiser he was Group Finance Director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc.

Derek Bonham, Imperial Tobacco Group Chairman, said:

“I am delighted to welcome someone of Colin’s stature to the Board.  Colin joins us with extensive international experience in the FMCG arena and is a great addition to our team.”

ENQUIRIES

Simon Evans, Group Media Relations Executive	+44 (0) 117 933 7375

John Nelson-Smith, Investor Relations Manager	+44 (0) 117 933 7082

Imperial Tobacco Group PLC	+44 (0) 117 963 6636

Copies of all of our announcements are available on our website: www.imperial-tobacco.com